

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2012

<u>Via E-mail</u>
Dr. Ben J. Lipps
Chief Executive Officer
Fresenius Medical Care AG & Co. KGaA
Else-Kröner Strasse 1
61352 Bad Homburg, Germany

      **Re:**    **Fresenius Medical Care AG & Co. KGaA**
                **Form 20-F for Fiscal Year Ended December 31, 2011**
                **Filed February 23, 2012**
                **File No. 001-32749**

Dear Dr. Lipps:

      We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                            Sincerely,

                                          /s/Tia L. Jenkins

                                          Tia L. Jenkins
                                          Senior Assistant Chief Accountant
                                          Office of Beverages, Apparel and
                                          Mining